UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ELLIE MAE, INC.

(Name of Issuer)

Common Stock par value $0.0001

(Title of Class of Securities)

28849P100

(CUSIP Number)

December 31, 2012

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(c)

*This Amendment No. 1 to Schedule 13G is being filed in order to update our original Schedule 13G, filed with the Securities and Exchange Commission on January 10, 2012.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28849P100

Page 2 of 12 Pages

(1) Names of Reporting Persons. Alta California Partners II, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power -0-
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person -0- Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares -0- Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) -0- Exit Filing
(12) Type Of Reporting Person PN

CUSIP No. 28849P100

Page 3 of 12 Pages

(1) Names of Reporting Persons. Alta California Management Partners II, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power -0-
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person -0- Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares -0- Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) -0- Exit Filing
(12) Type Of Reporting Person OO

CUSIP No. 28849P100

Page 4 of 12 Pages

(1) Names of Reporting Persons. Alta Embarcadero Partners II, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization California
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power -0-
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person -0- Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares -0- Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) -0- Exit Filing
(12) Type Of Reporting Person OO

CUSIP No. 28849P100

Page 5 of 12 Pages

(1) Names of Reporting Persons. Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power -0-
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person -0- Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares -0- Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) -0- Exit Filing
(12) Type Of Reporting Person IN

CUSIP No. 28849P100

Page 6 of 12 Pages

(1) Names of Reporting Persons. Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power -0-
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person -0- Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares -0- Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) -0- Exit Filing
(12) Type Of Reporting Person IN

CUSIP No. 28849P100

Page 7 of 12 Pages

(1) Names of Reporting Persons. Garrett Gruener
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power -0-
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person -0- Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares -0- Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) -0- Exit Filing
(12) Type Of Reporting Person IN

CUSIP No. 28849P100

Page 8 of 12 Pages

Item 1.

(a)

Name of Issuer: Ellie Mae, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

4155 Hopyard Road, Suite 200

Pleasanton, CA 94588

Item 2.

(a)

Name of Person Filing:

Alta California Partners II, L.P. (“ACPII”)

Alta California Management Partners II, LLC (“ACMPII”)

Alta Embarcadero Partners II, LLC (“AEPII”)

Guy Nohra (“GN”)

Daniel Janney (“DJ”)

Garrett Gruener (“GG”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

(c)

Citizenship/Place of Organization:

Entities:

ACPII

Delaware

ACMPII

Delaware

AEPII

California

Individuals:

GN

United States

DJ

United States

GG

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  28849P100

Item 3.

This statement is filed pursuant to Rule 13d-1(c).

CUSIP No. 28849P100

Page 9 of 12 Pages

Item 4

Ownership.

		ACPII	ACMPII	AEPII	GN	DJ	GG
(a)	Beneficial Ownership	-0-	-0-	-0-	-0-	-0-	-0-
(b)	Percentage of Class	0%	0%	0%	0%	0%	0%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Voting Power	-0-	-0-	-0-	-0-	-0-	-0-
	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

CUSIP No. 28849P100

Page 10 of 12 Pages

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 28849P100

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 12, 2013

Alta California Partners II, L.P.

Alta California Management Partners II, LLC

By: Alta California Management Partners II, LLC

By:          /s/ Guy Nohra

By:          /s/ Guy Nohra

Guy Nohra, Managing Director

Guy Nohra, Managing Director

Alta Embarcadero Partners II, LLC

By:          /s/ Guy Nohra

Guy Nohra, Member

             /s/ Guy Nohra

Guy Nohra

             /s/ Daniel Janney

               /s/ Garrett Gruener

Daniel Janney

Garrett Gruener

CUSIP No. 28849P100

Page 12 of 12 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 12, 2013

Alta California Partners II, L.P.

Alta California Management Partners II, LLC

By: Alta California Management Partners II, LLC

By:          /s/ Guy Nohra

By:          /s/ Guy Nohra

Guy Nohra, Managing Director

Guy Nohra, Managing Director

Alta Embarcadero Partners II, LLC

By:          /s/ Guy Nohra

Guy Nohra, Member

             /s/ Guy Nohra

Guy Nohra

             /s/ Daniel Janney

               /s/ Garrett Gruener

  Daniel Janney

     Garrett Gruener